Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805,
Lansing, Michigan 48933

April 3, 2015

VIA EDGAR AND FEDEX
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Kraig Biocraft Laboratories, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 9, 2015
File No. 333-199820

Dear Ms. Long,

On behalf of Kraig Biocraft Laboratories, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) the Pre-Effective Amendment No. 4 (“S-1/A No. 4”) to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated March 16, 2015 (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of S-1/A No. 4.

We are also providing from the Company the following response to the Comment Letter.

The Company has revised the Registration Statement by including the Company’s financial statements for the year ended December 31, 2014.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Kim Thompson
Kim Thompson
Chief Executive Officer